SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As of and for the three month and nine month periods
ended September 30, 2002 and 2001

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

#

We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘10¾% Notes’ are to the 10¾% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10¾% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘11¼% Notes’ are to the 11¼% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘10⅞% Notes’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10¾% Notes, 11¼% Notes and 10⅞% Notes (together, the ‘Existing Notes’) are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘Exchange Act’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ‘Form 6-K’), references to ‘Zloty’ or ‘PLN’ are to the lawful currency of the Republic of Poland, references to ‘U.S. dollars’, ‘U.S.$’, ‘USD’ or ‘$’ are to the lawful currency of the United States of America, references to ‘€’ and ‘Euro’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three and nine months ended September 30, 2002 included in this Form 6-K have been prepared in accordance with International Financial Reporting Standards (‘IFRS’), which differ in certain respects from generally accepted accounting principles in the United States (‘U.S. GAAP’) (see Note 14 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 4.1482, the Fixing Rate announced by the Polish National Bank on September 30, 2002.

____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

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TABLE OF CONTENTS

ITEM 1. FINANCIAL STATEMENTS

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

ITEM 2. MATERIAL CONTRACTS

ITEM 3. BUSINESS ENVIRONMENT

SIGNATURES

Part I. Financial Information

Item 1. Financial Statements

See “Financial Statements” attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability; (vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry; (xi) concentration of credit risk; (xii) availability of long-term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 14 to the Financial Statements for the three month and nine month periods ended September 30, 2002 and 2001. The financial data presented in accordance with International Financial Reporting Standards included and discussed below for the three month and nine month periods ended September 30, 2002 and 2001 and as of September 30, 2002 and December 31, 2001 have been derived from our unaudited Financial Statements.

Statement of Operations Data

	Three months ended September 30, 2002		Nine months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2001
	$(1)	PLN	PLN	PLN	PLN
	(in thousands, except subscriber and churn rate data)
International Financial Reporting Standards	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales:
Service revenues and fees	306,469	1,271,295	3,501,475	1,095,062	3,030,649
Sales of telephones and accessories	10,739	44,549	135,616	57,135	162,776
Total net sales	317,208	1,315,844	3,637,091	1,152,197	3,193,425
Cost of sales:
Cost of services sold	(145,115)	(601,965)	(1,541,216)	(456,295)	(1,225,616)
Cost of sales of telephones and accessories	(64,106)	(265,926)	(735,126)	(222,028)	(691,679)
Total cost of sales	(209,221)	(867,891)	(2,276,342)	(678,323)	(1,917,295)
Gross margin	107,987	447,953	1,360,749	473,874	1,276,130
Operating expenses:
Selling and distribution costs	(28,902)	(119,891)	(402,755)	(132,982)	(442,272)
Administration and other operating costs	(14,951)	(62,020)	(177,776)	(53,725)	(140,896)
Total operating expenses	(43,853)	(181,911)	(580,531)	(186,707)	(583,168)
Operating profit	64,134	266,042	780,218	287,167	692,962
Interest and other financial gains/(losses), net	(40,982)	(170,001)	(584,792)	(491,808)	(491,646)
Profit before taxation	23,152	96,041	195,426	(204,641)	201,316
Taxation charge	(4,658)	(19,324)	(53,253)	52,473	(1,394)
Net profit	18,494	76,717	142,173	(152,168)	199,922
U.S. GAAP
Revenues	317,336	1,316,374	3,638,004	1,152,026	3,193,658
Cost of sales	(208,748)	(865,928)	(2,270,068)	(674,511)	(1,898,899)
Operating expenses	(43,853)	(181,911)	(580,531)	(186,707)	(583,168)
Interest and other financial gains/(losses), net	(54,245)	(225,021)	(771,328)	(617,037)	(468,571)
Taxation charge	(3,154)	(13,085)	(23,107)	78,668	6,412
Net income/(loss) before cumulative effect on accounting changes and extraordinary item	7,336	30,429	(7,030)	(247,561)	249,432
Cumulative effect on the adoption of SFAS 133, net of tax	-	-	-	-	(4,926)
Write-off of financing transaction costs, net of tax	-	-	-	-	(7,288)
Net income/(loss) after cumulative effect on accounting changes and extraordinary item	7,336	30,429	(7,030)	(247,561)	237,218
Other Financial and Operating Data
Adjusted EBITDA (IAS) (2)	117,666	488,102	1,474,804	482,581	1,234,513
Adjusted EBITDA (U.S. GAAP) (2)	117,670	488,120	1,474,886	483,903	1,236,069
Net cash from operating activities	120,168	498,480	1,243,180	382,244	860,408
Net cash used in investing activities	(46,530)	(193,016)	(486,351)	(642,446)	(2,131,974)
Net cash from/(used in) financing activities	(73,428)	(304,593)	(777,661)	183,778	1,262,292
Subscribers at end of period	N/A	N/A	4,549,274	N/A	3,503,695
Monthly churn rate (%) (3)	N/A	1.4	1.6	2.1	1.8

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1482 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 30, 2002. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2)

Adjusted EBITDA consists of profit (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company’s profitability or liquidity.

(3)

The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data
	At September 30, 2002		At December 31, 2001 (reclassified)
	$(1)	PLN	PLN
	(in thousands)
International Financial Reporting Standards	(unaudited)	(unaudited)	(unaudited)
Long-term assets and deferred taxes	1,530,156	6,347,394	6,376,728
Total assets	1,736,482	7,203,275	7,217,453
Long-term liabilities, deferred tax liabilities and provisions	1,231,807	5,109,781	5,350,528
Total liabilities	1,451,030	6,019,164	6,221,708
Shareholders’ equity	285,452	1,184,111	995,745
U.S. GAAP
Long-term assets	1,498,023	6,214,099	6,419,219
Total assets	1,771,519	7,348,616	7,470,922
Shareholders’ equity after cumulative effect on accounting changes and extraordinary item	249,529	1,035,097	999,557

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1482 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 30, 2002.  The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. On April 24, 2002, the President of URTiP (Office for Telecommunication and Post Regulation)  announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007)

We started our activity using the Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launched two sub-brands, Era Biznes for business customers and Era Moja for private customers, as a follow up for the strategy change in November 2000. We also use Era Tak Tak brand for our pre-paid services.

The following table sets forth key business indicators:

	Three months ended September 30, 2002	Nine months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2001

Subscribers:
Gross subscribers additions	492,938	1,373,036	396,662	1,204,600
Churn rate (monthly average) (%)	1.4	1.6	2.1	1.8
Net subscriber additions	304,881	773,662	186,693	700,715
Total subscribers	4,549,274	4,549,274	3,503,695	3,503,695
Of which:
Post-paid subscribers	2,469,046	2,469,046	2,284,562	2,284,562
Pre-paid subscribers 2,080	2,080,228	2,080,228	1,219,133	1,219,133
Growth of total subscriber base in the preceding twelve months (%)	29.8	29.8	39.2	39.2
Traffic:
Average monthly minutes of use per user	136	138	160	158
Average monthly number of SMSs per user 1815	18	17	13	12
Average monthly revenue per user	95.9	95.5	106.4	105.2
Change from prior year (%)	(9.9)	(9.2)	(19.4)	(19.5)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	96.5	95.4	95.4
Population covered (%)	99.5	99.5	99.3	99.3

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with 4.55 million subscribers, a 36.0% share of the total Polish wireless market and a 40.6% share of the post-paid market as of September 30, 2002. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, network quality, backbone network, distribution networks and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of September 30, 2002, our GSM network covered approximately 96.5% of the geographic area of Poland, representing approximately 99.5% of the total Polish population. To distribute our products and services, we use a network of 20 dealers with 814 points of sale and 453 Authorized Business Advisors, a direct sales force of 110 Business Advisors and a national network of our own 68 retail outlets.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network (interconnect), including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for ‘roaming’ calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

Our revenues depend on the number of subscribers, call volume (incoming and outgoing) and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twenty-four period by the increase in our pre-paid subscriber base.

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services by 2005. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator at some time in the future.

The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the low wireline penetration rates.

During the third quarter of 2002, we attracted 492,938 subscribers (gross additions) compared to 396,662 in the corresponding quarter of 2001. In comparison to the third quarter of 2001, the total subscriber base increased 29.8% to 4,549,274 from 3,503,695.

In the third quarter of 2002, we attracted 181,331 postpaid subscribers and 311,607 prepaid subscribers compared to 217,852 postpaid subscribers and 178,810 prepaid subscribers in the third quarter of 2001.

The increased proportion of prepaid users reflects the continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating economic conditions and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in the growth of post-paid sales. During the third quarter of 2002, our postpaid subscriber base increased to 2,469,046, a 8.1% increase from 2,284,562 at the end of the third quarter of 2001. Prepaid subscribers totaled 2,080,228 and represented 45.7% of all subscribers as of September 30, 2002, versus 1,219,133 and 34.8% as of September 30, 2001. This represents prepaid growth of 70.6% over the third quarter of 2001. Strong growth in our prepaid gross additions reflects increased focus on enlarging our exposure to the fastest growing market segment.

We estimate that the overall Polish wireless market grew by approximately 8.2% in the third quarter of 2002 to approximately 12.6 million subscribers, representing 32.7% market penetration.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth of 12.9% and 3.6% respectively in the three months ended September 30, 2002.

We estimate our prepaid and postpaid market shares at 31.7% and 40.6% respectively compared to 31.6% and 41.1% respectively at the end of the second quarter of 2002. The falling share in the postpaid market masks satisfactory growth in our base of business customers over the quarter, supporting postpaid ARPU and churn statistics. We are continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of our retention offers.

Our subscriber base represents approximately 36.0% of the total wireless market, which makes us the leader among wireless services providers in Poland. Through our higher than average exposure to postpaid subscribers and business customers, we aim to maintain a revenue market share significantly above our subscriber market share.

Churn Rate

‘Churn’ refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a period of up to twelve months in line with the pre-existing stated policies of our competitors.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee approximately equal to the discount on the full cost of their handset or activation fee if they cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program, similar to airline mileage award programs, which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

In the third quarter of 2002, the average monthly churn rate decreased compared to the third quarter of 2001 to 1.4% from 2.1% in the corresponding period of 2001. In the three months ended September 30, 2002, the average monthly churn rate was 1.5% for postpaid customers and 1.4% for prepaid customers, compared with churn of 2.4% for postpaid subscribers and 1.4% for prepaid subscribers in the third quarter of 2001.

The decreased churn rate in the postpaid market is primarily due to the attractive retention programs offered to our high ARPU subscribers. These loyalty programs were upgraded in the second quarter of 2002. We are continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of our retention offers.

Subscriber Mix

The mix between our post-paid and pre-paid subscribers affects our revenues. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The average monthly revenue generated by post-paid customer is typically 4 times higher than the revenue coming from pre-paid customers. The other strength of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages: acquisition costs are only approximately 15% of post-paid cost of acquisition, generation of cheap-to-supply off-peak traffic, high unit profit margins per minute and no bad debts. The main drawback of pre-paid customers is the weaker customer relationship and low traffic volumes giving a low contribution per customer to cover fixed costs.

Our subscriber base currently consists of 45.7% of pre-paid subscribers. We expect the percentage of pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services and limit our scope to increase profit margins further.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of ‘machine to machine’ or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. During the third quarter of 2002 we introduced another new tariff plan for pre-paid customers who are more focused on intranetwork calls to make our offer more attractive for existing and potential customers. Starting from October 21, 2002, we introduced new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (for additional monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. The new set of monthly fee and bundled minute options is tailored more to higher ARPU customers. These new post-paid tariffs are expected to reduce post-paid ARPU over coming quarters but also support usage levels due to elasticity effects. Improving our price positioning and introducing pricing innovations to the market is intended to support our market share leadership in the post-paid market. These are the first major price reductions on post-paid since November 2000. Increasing traffic volumes over that period have produced economies of scale, that allow us to pass on cost savings to our customers without significant margin erosion..

We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish wireless telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with Telekomunikacja Polska S.A. (“TPSA”), Polkomtel S.A, PTK Centertel Sp. z o.o., El-Net Sp. z o.o., Netia and other fixed-line operators.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in the third quarter of 2002 was 136 compared to 160 in the corresponding quarter of 2001. The average number of MoUs per month was 196 minutes for post-paid subscribers and 61 minutes for pre-paid subscribers compared to 201 and 80, respectively in the third quarter of 2001.

The lower usage per customer in the three months ended September 30, 2002 when compared to the third quarter of 2001 results from reduced use of additional cheap or free minutes in promotional offers. The decrease in the pre-paid usage in the three months ended September 30, 2002, when compared to three months ended September 30, 2001 is a result of the strong increase of the number of pre-paid customer base in last twelve months, adding customers with lower propensity to consume services and thus lowering average usage coupled with decreasing number of incoming minutes from fixed line operators due to mobile substitution and higher tariffs for fixed to mobile calls.

Short Message Services

The average number of SMS was 18 messages per subscriber per month in the third quarter of 2002 compared to 13 in the third quarter of 2001. The average monthly number of SMSs was 18 SMSs per post-paid subscriber and 18 SMSs per pre-paid subscriber compared to 13 and 11, respectively in the three months ended September 30, 2001.

The increase in the quarter was primarily due to increased awareness about SMS services among our subscribers and the success of our marketing and promotional campaigns.

Rapid growth in pre-paid usage reflects the success of a new tariff focused on users who favor SMSs.

We believe that the number of SMSs will increase in future, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

For the quarter ended September 30, 2002 our overall monthly ARPU was PLN 95.9, a decrease from PLN 106.4 in the quarter ended September 30, 2001. The ARPU for post-paid customers and for pre-paid customers was PLN 143.9 and PLN 36.5 respectively, as compared to PLN 140.1 and PLN 40.6 for the third quarter of 2001.

Lower pre-paid ARPU was the result of dilution of average ARPU in the pre-paid segment as it grows strongly with successively lower ARPU from new users of mobile services. The relatively stable ARPU for post-paid segment reflect increasing portion of business customers in our post-paid customer base and increasing revenues from non-voice services.

Sequential ARPU growth in the third quarter of 2002 reflects additional revenue coming from interconnection agreement with PTK Centertel, which became effective since mid June 2002. Quarter over quarter ARPU increased by 0.4%.

On October 23, 2002, an the Court repealed TPSA’s claim and upheld URT’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to local fixed to mobile interconnection rate. Until end of the third quarter of 2002 revenues of PLN 128.4 million have been recognized from this source. TPSA may appeal this decision to the Supreme Court. Management believes the possibility of TPSA winning any appeal to be remote.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

•

amortization and depreciation charges associated with licenses fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network;

•

commission payments to the dealers and sales force associated with subscriber acquisition; and

•

payments to other operators, principally TPSA and mobile operators, for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate interconnection fees, which vary with call volumes.

Prior to the issuance in May 1998 of a regulatory interconnect decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The interconnect decision of 1998 established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA’s network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls.

On November 30, 2001, the URTiP issued a new decision which lowered, by an average of 67.0% mobile to fixed interconnection charges. However, TPSA appealed this decision to the Antimonopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by URT (Office for Telecommunication Regulations) as insufficiently detailed. Other claims by TPSA, in particular challenging URT’s jurisdiction to issue the decision, have been turned down. We understand that URTiP is now obliged to issue a new decision in respect to our original complaint against TPSA. We strongly believe that URTiP will deliver a substantively unchanged decision in our favour.

Based on URT decision we have been calculating interconnection expenses, which for the period from the issuance of the decision till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. At the moment the result of the possible appeal to the Supreme Court or any new decision taken by URTiP is unknown. We have recorded provisions for the expenses in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million based upon the decision of Anti-monopoly Court.

To reduce dependence on TPSA, we have taken three actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, and we significantly reduced the leased line expenses and our reliance on TPSA lines. The backbone network reduces, but does not eliminate, our need for leased lines and related fees, as our backbone network does not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland. Thirdly, in anticipation of the deregulation of the international calls market on January 1, 2003, we are in the process of contracting with major international operators to terminate calls originated in our network at rates much lower than those, which we presently pay TPSA

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect solely with TPSA to provide international connections. Our GMS 1800 License contained no such restrictions.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the introduction of UMTS services by the end of 2004, we expect to begin to incur significant additional costs of sales in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from commercial launch, amortization charges for the UMTS License.

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended September 30, 2002 and 2001

Net Sales

Total net sales increased by approximately 14.2% to PLN 1,315.8 million in the three months ended September 30, 2002 from PLN 1,152.2 million in the three months ended September 30, 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 16.1% to PLN 1,271.3 million in the three months ended September 30, 2002 from PLN 1,095.1 million in the three months ended September 30, 2001. Service revenues and fees represented 96.6% of total net sales in the third quarter of 2002 compared to 95.0% in the corresponding period of 2001.

The increase of service revenues and fees in the three months ended September 30, 2002 compared to the three months ended September 30, 2001 was due primarily to an increase in the number of subscribers of approximately 29.8%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase in service revenues and fees was partially offset by increasing proportion of pre-paid subscribers and decreasing traffic from fixed line operators.

Additionally, we were able to record revenues coming from international calls originated outside Poland and terminated in our network, following the regulation issued by Office for Telecommunications Regulations on May 28, 2001. This regulation contributed 1.8% of total revenues in the third quarter 2002 and PLN 128.4 million have been recognized since the decision had been issued until end of the third quarter 2002. However, TPSA appealed this decision to Anti-monopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld URT’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to local fixed to mobile interconnection rate. Management believes that the possibility of TPSA winning any such appeal to be remote.

Our revenues were also impacted by starting direct interconnect settlements with PTK Centertel. This agreement came into effect from mid of June 2002 and contributed 3.9% to the third quarter revenues.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 22.0% to PLN 44.5 million in the three months ended September 30, 2002 from PLN 57.1 million in the three months ended September 30, 2001. Revenues on sales of telephones and accessories represented 3.4% of total net sales in the three months ended September 30, 2002, compared to 5.0% in the three months ended September 30, 2001. This decrease in sales of telephones and accessories reflects increased proportion of pre-paid gross additions buying starter packs only (SIM card and activation with no handset).

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

Cost of Sales

Total cost of sales increased by 28.0% to PLN 867.9 million in the three months ended September 30, 2002 from PLN 678.3 million in the three months ended September 30, 2001. The growth in cost of sales year-on-year was mainly caused by interconnect agreement with PTK Centertel which resulted in a cost of PLN 64.2 million in the third quarter of 2002. The cost of sales was also strongly impacted by provision made in the third quarter 2002 due to interconnection expense that may occur as a result of court decision. On November 30, 2001, the President of URT issued a decision, which lowered mobile to fixed interconnection rates by approximately 67%. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal. Based on URT decision we have been calculating interconnection expenses, which for the period from November 2001 till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. At the moment the result of the possible appeal to the Supreme Court or any new decision taken by URTiP is unknown. We have recorded provisions for the expenses in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million based upon the decision of Anti-monopoly Court.

Excluding the impact of interconnection with PTK Centertel and TPSA’s provision, the cost of sale (excluding depreciation and amortization) would have grown by 13.8 percent in comparison to the third quarter.

 Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 31.9% to PLN 602.0 million in the three months ended September 30, 2002 from PLN 456.3 million in the three months ended September 30, 2001.

The increase in cost of services sold was primarily due to:

•

a 10.2% increase in depreciation and amortization charges to PLN 199.3 million in the three months ended September 30, 2002 from PLN 180.9 million in the third quarter of 2001, mainly resulting from the change (increase) in the depreciation rates of network tangible fixed assets in January 2002 and additions to fixed assets;

•

an increase in other external services, resulting from higher IT costs due to additional technical assistance needs; and

•

an increase in interconnect expenses by 248.9% following a 29.8% increase in the subscriber base and introduction of interconnect agreement with PTK Centertel which took place in the mid of June 2002 and contributed 10.7% of cost of services sold in the third quarter of 2002 and creating the provision in the third quarter of 2002 financial statements for the amount of PLN 52.7 million being a result of court cased resolved in favor of TPSA.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 43.9 million, or 19.8%, to PLN 265.9 million in the three months ended September 30, 2002 from PLN 222.0 million in the three months ended September 30, 2001. A 24.3 percent increase in gross subscriber additions and the increasing number of phones subsidized in retention activities are the main drivers of cost of sales of telephones and accessories. The increase was partially offset by a shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter packs and away from prepaid handset sales.

Gross Margin

Gross margin was PLN 448.0 million, or 34.0% in the three months ended September 30, 2002, compared to PLN 473.9 million, or 41.1% in the three months ended September 30, 2001. The fall in margin comes chiefly from TPSA interconnection provision and the interconnection agreement with PTK Centertel grossing up revenues and costs, the ramping up of retention programs offsetting savings on cost of acquisition, the impact of weaker zloty indexed expenses and higher depreciation charges due to shortening of depreciation lives in January 2002.

Operating Expenses

Operating expenses decreased by 2.6% to PLN 181.9 million in the three months ended September 30, 2002 from PLN 186.7 million in the three months ended September 30, 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 9.1% in the three months ended September 31, 2002 from 11.5% in the three months ended September 30, 2001. In absolute terms, selling and distribution costs decreased by 9.8% to PLN 119.9 million in the three months ended September 30, 2002 from PLN 133.0 million in the three months ended September 30, 2001. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

The decrease in selling and distribution costs in absolute terms in the three months ended September 30, 2002 compared to the three months ended September 30, 2001 was primarily due to decrease in advertising costs and bad debt expenses. Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, we have managed to significantly reduce our bad debt expense. During the quarter PLN 32.6 million of provisions were released as collection rates are better than predicted when the provisions were made. New bad debt provisions are being calculated using revised ratios based on the stronger collection performance with the effect from the second quarter of 2002. As a result the bad debt position shows an income of PLN 8.1 million. The bad debt expense was 0.5% in the third quarter of 2001 (including write backs). Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.7% in the three months ended September 30, 2002 and 4.6% in the three months ended September 30, 2001. Administration and other operating costs increased by approximately 15.5% to PLN 62.0 million in the three months ended September 30, 2002 from PLN 53.7 million in the three months ended September 30, 2001. The increase in administration and other operating expenses is mainly due to loss of PLN 3.0 million on sale of some of old GSM equipment and increase in depreciation and amortization of PLN 2.6 million.

Operating Profit

Due to the above factors, operating profit was PLN 266.0 million and PLN 287.2 million for the three months ended September 30, 2002 and 2001, respectively, and operating margin was 20.2% and 24.9% in the three months ended September 31, 2002 and 2001, respectively.

The decrease in operating profit over the third quarter of 2001 is the result of the 5.5 percent decrease in gross margin coupled with a small increase in operating expenses.

An increase of 13.6 percent in depreciation and amortization was a key cost driver and relates mainly to the management’s decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software, effective from the beginning of 2002.

Financial Expenses

Foreign exchange differences, interest expense and other financial losses resulted in a net financial expense of PLN 170.0 million in the three months ended September 30, 2002 compared to the net financial losses of PLN 491.8 million in the third quarter of 2001.

For the three months ended September 30, 2002, net interest expense was PLN 134.5 million, including PLN 32.7 of premium on 10¾% Notes redemption, compared to PLN 129.2 million a year ago. The fall in interest expenses net of the redemption costs was PLN 27.4 million (US$ 6.6 million). The decrease was mainly due to the decline in the debt level coupled with reduction in Zloty and Euro interest rates partially offset by weaker Zloty exchange rates increasing the Zloty equivalent of foreign currency interest payments and higher capitalization rates of borrowing costs on the UMTS license.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The depreciation of the local currency against the Euro (1.7%) and against the U.S. dollar (2.6%) during the quarter, resulted in a net foreign exchange loss of PLN 46.6 million, compared to a net foreign exchange loss of PLN 316.1 million for the third quarter of 2001 that were due to unfavorable changes in foreign exchange rates. Gross foreign exchange losses in the third quarter of 2002 totaled PLN 74.9 million of which PLN 28.3 million was capitalized. Offsetting hedging gains net (realization and fair value valuation of forward contracts and ineffective part of cross currency swaps), were PLN 8.3 million.

Net foreign exchange loss includes a net loss of PLN 27.8 million that relates to realized transactions and net loss of PLN 18.8 million that relates to the change in the revaluation of financial assets and liabilities denominated in foreign currencies. Those liabilities decreased by US$ 127.0 million and Euro 29.8 million in the third quarter of 2002 (principal value of repaid Notes).

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the quarter, the Company also recognized other financial gain net of PLN 11.1 million compared to other financial loss net of PLN 46.6 million in the third quarter of 2001. Other financial gain net for the quarter results from: a net gain of PLN 8.3 million on the realization and fair valuation of forward contracts and ineffective part of cross currency swaps, a net losses of PLN 6.8 million on fair valuation of derivatives embedded in the finance lease, rentals and other trade contracts, a net gain of PLN 14.8 million relating to the fair valuation of call options embedded in our Existing Notes and other costs of financing in the amount of PLN 5.2 million.

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 96.0 million for the three months ended September 30, 2002, compared to a loss before taxation of PLN 204.6 million for the three months ended September 30, 2001. For the three months ended September 30, 2002, we had a tax charge of PLN 19.3 million or 20.1% of profit before taxation compared to a tax benefit of PLN 52.5 million or 25.7% of loss before taxation for the three months ended September 30, 2001. According to the Polish tax regulations, the tax rate in effect for 2001 and 2002 is 28% and the tax rate set for years 2003 and 2004 and thereafter are 24% and 22%, respectively.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, and are the most significant component of the total deferred tax liability, net, of PLN 116.8 million as of September 30, 2002, as compared to a deferred tax liability, net, of PLN 52.1 million as of December 31, 2001. The increase in deferred tax liability was mainly due to realization of tax loss carryforward.

Net profit

A slight decrease in operating profits due to provision for interconnection expenses was offset by reduced foreign exchange losses in comparison to the third quarter of 2001, the effect of which is a net income of PLN 76.7 million, compared to a net loss of PLN 152.2 million in the third quarter of 2001.

Results of Operations for the nine months ended September 30, 2002 and 2001

Net Sales

Total net sales increased by approximately 13.9% to PLN 3,637.1 million in the nine months ended September 30, 2002 from PLN 3,193.4 million in the nine months ended September 30, 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 15.5% to PLN 3,501.5 million in the nine months ended September 30, 2002 from PLN 3,030.6 million in the nine months ended September 30, 2001. Service revenues and fees represented 96.3% of total net sales in the nine months ended September 30, 2002 compared to 94.9% in the corresponding period of 2001.

The increase of service revenues and fees in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 was due primarily to an increase in the number of subscribers of approximately 29.8%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase of service revenues and fees was partially offset by an increasing proportion of of pre-paid subscribers and decreasing traffic from fixed line operators.

Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the regulation issued by Office for Telecommunications Regulations on May 28, 2001. This regulation contributed 1.9% of total revenues in the nine months ended September 30, 2002 and PLN 128.4 million from May 2001 till end of September 2002. However, TPSA appealed this decision to Anti-monopoly Court. The Court repealed TPSA’s claim on October 23, 2002 and upheld URT’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to local fixed to mobile interconnection rate. Management believes the possibility of TPSA winning any such appeal to be remote.

We also recorded revenues coming from interconnect agreement with PTK Centertel launched in the mid of June 2002.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 16.7% to PLN 135.6 million in the nine months ended September 30, 2002 from PLN 162.8 million in the nine months ended September 30, 2001. Revenues on sales of telephones and accessories represented 3.7% of total net sales in the nine months ended September 30, 2002, compared to 5.1% in the nine months ended September 30, 2001. This decrease in sales of telephones and accessories reflects a decreasing proportion of pre-paid bundled packs among gross additions of subscribers.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

Cost of Sales

Total cost of sales increased by 18.7% to PLN 2,276.3 million in the nine months ended September 30, 2002 from PLN 1,917.3 million in the nine months ended September 30, 2001. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories. The cost of sales was also strongly impacted by provision made in the third quarter 2002 due to interconnection expense that may occur as a result of court decision. On November 30, 2001, the President of URT issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal. Based on URT decision we have been calculating interconnection expenses, which for the period from the issuance of the decision till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. At the moment the result of the possible appeal to the Supreme Court or any new decision taken by URTiP is unknown. We have recorded provisions for the expenses in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million based upon the decision of Anti-monopoly Court.

Cost of Services Sold. Costs of services sold increased by approximately 25.8% to PLN 1,541.2 million in the nine months ended September 30, 2002 from PLN 1,225.6 million in the nine months ended September 30, 2001.

The increase in cost of services sold was primarily due to:

•

a 26.1% increase in depreciation and amortization charges to PLN 631.5 million in the nine months ended September 30, 2002 from PLN 500.7 million in the nine months ended September 30, 2001; partially due to our January 2002 decision to shorten the useful lives of some elements of our GSM network;

•

an increase in external services resulting from higher IT costs due to additional technical assistance needed; and

•

a 65.5% increase in interconnect expenses due a provision made in the third quarter in the amount of PLN 52.7 million as a result of a court case resolved in favor of TPSA over the regulatory decision on decreasing interconnection  mobile to fixed rates as well as expenses incurred due to interconnect agreement effective since mid of June 2002.

•

an increase in wages and salaries of network support staff, which we include in cost of sales.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 43.4 million, or 6.2%, to PLN 735.1 million in the nine months ended September 30, 2002 from PLN 691.7 million in the nine months ended September 30, 2001. The increase in the cost of telephones and accessories is the result of expansion of our retention program to subsidize replacement terminals for our high ARPU customers in exchange for prolongation of their subscription agreements partially offset by the shift towards pre-paid among our gross additions, who generally tends to buy less sophisticated, cheaper handsets.

Gross Margin

Gross margin was PLN 1,360.7 million, or 37.4% in the nine months ended September 30, 2002, compared to PLN 1,276.1 million, or 40.0% in the nine months ended September 30, 2001. The absolute increase in gross margin in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales partially offset by a provision made in the third quarter in the amount of PLN 52.7 million as a result of a court case resolved in favor of TPSA over the regulatory decision on decreasing interconnection  mobile to fixed rates.

Operating Expenses

Operating expenses decreased by 0.5% to PLN 580.5 million in the nine months ended September 30, 2002 from PLN 583.2 million in the nine months ended September 30, 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 11.1% in the nine months ended September 30, 2002 from 13.8% in the nine months ended September 30, 2001. In absolute terms, selling and distribution costs decreased by 8.9% to PLN 402.8 million in the nine months ended September 30, 2002 from PLN 442.3 million in the nine months ended September 30, 2001. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The decrease is also a result of a fall in bad debt expenses. During the nine months ended September 30, 2002 PLN 54.2 million of provisions were released as collection rates are better than predicted when the provisions were made. New bad debt provisions are being calculated using revised ratios based on the stronger collection performance with the effect from the second quarter of 2002.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.9% and 4.4% in the nine months ended September 30, 2002 and 2001, respectively. Administration and other operating costs increased by approximately 26.2% to PLN 177.8 million in the nine months ended September 30, 2002 from PLN 140.9 million in the nine months ended September 30, 2001. The increase in administration and other operating costs was mainly due to increase in depreciation and amortization following the decision to shorten the useful lives of some of our GSM assets and additions to fixed assets. The amortization and depreciation increased by PLN 6.5 million in the nine months ended September 30, 2002 when compared to the nine months ended September 30, 2001

Operating Profit

Due to the above factors, operating profit was PLN 780.2 million and PLN 693.0 million for the nine months ended September 30, 2002 and 2001, respectively, and the corresponding operating margin was 21.5% and 21.7%, respectively.

Financial Expenses

Foreign exchange losses, interest expense and other financial losses resulted in a net financial expense of PLN 584.8 million in the nine months ended September 30, 2002 compared to the net financial gain of PLN 491.6 million in the corresponding period of 2001.

For the nine months ended September 30, 2002, net interest expense was PLN 336.0 million, compared to PLN 343.6 million in the corresponding period of 2001, mainly due to the decline in Zloty and Euro interest rates partially offset by weaker Zloty to Euro exchange rates reducing the Zloty equivalent of foreign currency interest payments coupled with reduced debt level.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currencies. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. The depreciation of the local currency against the Euro (15.8%) and against the U.S. dollar (4.1%) during the nine months ended September 30, 2002, resulted in a net foreign exchange loss of PLN 318.5 million, compared to a net foreign exchange gain of PLN 52.7 million for the nine months ended September 30, 2001.

Net foreign exchange loss for the nine months ended September 30, 2002 includes a loss of PLN 39.2 million that relates to realized transactions; and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currency.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the nine months ended September 30, 2002, we also recognized other financial gain net of PLN 77.4 million compared to other financial loss, net of PLN 74.4 million in the corresponding period of 2001, resulting mainly from gains on the fair value valuation of forward contracts and derivatives embedded in our Existing Notes and trade contracts.

We are managing our foreign exchange and interest rate risks through a hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward exchange rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 195.4 million for the nine months ended September 30, 2002, compared to a profit before taxation of PLN 201.3 million for the nine months ended September 30, 2001. For the nine months ended September 30, 2002, we had a tax charge of PLN 53.3 million or 27.3% of profit before taxation compared to a tax charge of PLN 1.4 million or 0.7% of profit before taxation for the nine months ended September 30, 2001. According to the Polish tax regulations, the tax rate in effect for 2001 and 2002 is 28% and the tax rate set for years 2003 and 2004 and thereafter are 24% and 22% , respectively.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, and are the most significant component of the total deferred tax liability, net, of PLN 116.8 million as of September 30, 2002, as compared to a deferred tax liability, net, of PLN 52.1 million as of December 31, 2001.

Net profit

In the nine months ended September 30, 2002 our net profit was PLN 142.2 million compared to PLN 199.9 million for the nine months ended September 30, 2001. The fall in net profit reflects increased unrealized foreign exchange losses in 2002 more than offsetting improvement in operating performance and reduced interest expenses.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the nine months ended September 30, 2002. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, particularly labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs as we are obliged to start services under the UMTS standard in 2004;

•

payment of license payables, including significant UMTS License payables starting in 2005;

•

debt service requirements relating to existing debt; and

•

UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower than in earlier years. This trend will continue until we begin significant roll-out of our UMTS network, probably in 2004. Investments in information technology and new service platforms will continue to be important elements of our expenditures over coming years.

Sources of Financing

Primary sources of financing available to us consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

financing from the issuance of Senior Subordinated Guaranteed Notes;

•

vendor financing.

As of September 30, 2002, we had drawn down the Zloty tranche of PLN 1,160.2 million under the senior secured Bank Credit Facilities, leaving approximately Euro 312.5 million available.

On March 4, 2002 we entered into an overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002. As of September 30, 2002, the facility was fully utilized.

The original Bank Credit Facilities agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, we have renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly and amendments to contract were signed in May 2002.

Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by random selection. PTC has also repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11%¼ Notes issued in November 1999 by way of open market purchases.

After meeting interest payments, we were able to use our operating cash surplus and PLN 371.8 million under our Bank Credit Facilities to pay PLN 696.2 million for the redemption of Notes. In the second quarter of 2002 we repaid PLN 270.0 million of our Bank Credit Facility.

We may make further redemptions subject to Management’s assessment of available financing headroom related to expected or potential cash outflows to achieve our Business Plan assumptions.

We expect to continue to rely upon the above sources of liquidity and capital resources in the future. Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, and capital expenditures required to further build out our GSM and UMTS networks, as well as our revenues and expenses involved in our operations will depend on a number of elements, including:

•

our ability to meet build-out schedules;

•

growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations;

•

the availability and terms of vendor financing;

•

changes in technology; and

•

the availability of UMTS infrastructure and handsets.

As our capital expenditure and operating expenses are linked to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,243.2 million in the nine months ended September 30, 2002 compared to PLN 860.4 million in the nine months ended September 31, 2001. Non-cash provisions and net non-operating items for the same periods were PLN 1,315.5 million and PLN 1,079.8 million, respectively. These principally reflect depreciation, amortization, charge to provision and write-offs of doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash from working capital items was PLN 112.7 million in the nine months ended September 30, 2002, compared to net cash from working capital items of PLN 23.5 million in the nine months ended September 30, 2001.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 486.4 million in the nine months ended September 30, 2002 compared to PLN 2,132.0 million in the same period of 2001. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 418.2 million in the nine months ended September 30, 2002 and PLN 992.7 million in the corresponding period of 2001. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of normal credit terms received from our infrastructure suppliers, and due to interest and foreign exchange gains and losses capitalization, mainly into our UMTS License carrying amount.

Increases in Tangible Fixed Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Increases in tangible fixed assets, for the nine months ended September 30, 2002 totaled approximately PLN 276.5 million, 62.0% less than in the previous year. The growth in subscriber numbers necessitates capital expenditures on the network infrastructure as well as on quality rollout activity, however an increasing proportion of pre-paid subscribers, who tend to call more often in the off-peak hours, enables us to improve our network utilization and decreases the need for new capital expenditures on network infrastructure.

Capital Expenditure for Intangible Fixed Assets

In the nine months ended September 30, 2002, we paid the PLN equivalent of €16.7 million for our DCS 1800 License. That was the last installment. In the nine months ended September 30, 2001, we paid €250 million for our UMTS License,  €16.7 million for our DCS 1800 License and €56.1 million for our GSM 900 License.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 777.7 million in the nine months ended September 30, 2002, compared to net cash from financing activities of PLN 1,262.3 million in the corresponding period of 2001. The 2002 amount reflects the partial repayment of the Bank Credit Facilities and the amount for 2001 reflects additional net proceeds from the 10⅞% Notes issuance and Bank Credit Facilities partially utilized in 2001, offset by the repayment of 1997 Bank Credit Facility.

Our second-generation mobile business is free cash flow positive. We were able to repay PLN 152.2 on our revolving Bank Credit Facility in the nine months ended September 30, 2002. This amount is net of PLN 696.2 used to fund bond repurchases and call premiums and the DCS 1800 Licenses payment of PLN 68.3 million.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and possibly longer, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower that in earlier years. This trend will continue until we begin significant roll-out of our UMTS network, probably in 2004. Investments in information technology and new service platforms will continue to be important elements of our expenditures over coming years.

We expect our capital expenditures to total approximately PLN 4.2 billion between 2003 and 2005. These projections are updated on yearly basis.

We are required to pay the equivalent o €390 million for the UMTS License over the period from 2005 to 2022.

#

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 4.1482, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2002; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.0782, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2002.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar or Euro amounts or could be, or could have been, converted into U.S. dollars or Euro at the rates indicated or at any other rate.

Qualitative Information About Market Risk

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (‘Committed Exposures’) and those where there is some uncertainty about the amount and/or timing of the cash flow (‘Uncommitted Exposures’). Hedging activities are undertaken on the basis of a rolling 12-month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained at acceptable cost. We may seek to cover individually identified Uncommitted Exposures providing they are in compliance with the Hedging Policy and constitute integral part of annually accepted hedging strategy.

Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

The foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

FX options.

Interest Rate Risk

We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

•

the 10¾% Notes for the total face value of U.S.$126,215,000

•

the 11¼% Notes for the total face value of U.S.$150,000,000

•

the 11¼% Notes for the total face value of €282,750,000

•

the 10⅞% Notes for the total face value of €187,500,000

In August 2002 we used embedded call option and redeemed U.S.$ 126,988,000 of the 10¾% Notes decreasing the original nominal amount of U.S.$ 253,203,000 to current level. Additionally we bought back from the market €17,250,000 of 11¼% Notes and €12,500,000 of 10⅞% Notes decreasing the original nominal amounts from respectively € 300,000,000 and € 200,000,000 to current levels.

Debt liabilities based on floating interest rate come from our Bank Credit Facilities for the total bank commitments of €700 million of which €387.5 million is available in Zloty and €312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs as well as a risk of decrease in short-term interest rates, which may result in a decrease in returns on short-term investments. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase in financing costs versus market yields. We are protected against such a scenario by a series of call options embedded into Existing Notes. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

Our interest rate exposure is managed by:

•

diversifying the maturity periods of investments and borrowings;

•

varying the proportions of our debt which bear interest on a fixed and a floating basis; and

•

varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

•

forward rate agreements (FRAs);

•

interest rate swaps;

•

interest rate options (caps, floors, collars).

In the first quarter of 2002, we entered into interest rate hedging transactions. For the first time we decided to cover our interest rate exposure through 12 forward rate agreements. We did not enter into new forward rate agreements during the third quarter of 2002.

Credit Risk

Commercial Credit Risk

We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers’ financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with Telekomunikacja Polska S.A.

Financial Credit Risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

We are continuously focused on further limitation of foreign exchange and interest rate fluctuations in our financial results and cash flows. In order to complete this task we plan to spread the short-term transaction exposure hedging over the coming year while maintaining the hedge coverage of the long-term financial cash flows at least at its current level.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities (which as of March 8, 2001, replaced the 1997 Bank Credit Facility), the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, it is the source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The drawn down portion of the Bank Credit Facilities as at September 30, 2002 consisted of a Zloty tranche of PLN 990.2 million at the rate of WIBOR plus an agreed margin under the €550 Million Bank Credit Facility and a Zloty tranche of PLN 170.0 million at the rate of WIBOR plus agreed margin under €150 Million Bank Credit Facility. The multicurrency tranche of any of the Bank Credit Facilities was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches, plus applicable margins in the case of both Bank Credit Facilities. The table below presents principal and interest payments on the Bank Credit Facilities as at September 30, 2002. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as of September 30, 2002, plus an agreed margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 09/30/02
Variable Rate (PLN)	23,171	92,684	289,569	640,472	200,633	-	1,246,529	990,216
Weighted Average Effective Interest Rate 9.36%
€150 Million Bank Credit Facility
Variable Rate (PLN)	8,152	16,303	16,303	16,303	79,188	108,101	244,350	170,000
Weighted Average Effective Interest Rate 9.59%

(1)

Includes principal and interest accrued as of September 30, 2002.

The fair value of variable rate long-term debt presented in all tables normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in all tables is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

In order to reduce interest rate exposure arising from floating interest rate on PLN tranche of Bank Credit Facilities we entered in February 2002 into 12 forward rate agreement transactions each hedging interest payments on a nominal amount of PLN 100.0 million. These transactions cover part of the future interest payments during the interest period lasting from April 2002 to February 2003. Although the transactions were concluded in order to manage interest rate risk they are presented in accounting statements as held for trading purposes due to restrictive administrative regulations necessary for Hedge Accounting under IAS 39. As of September 30, 2002 four forward rate agreement transactions were still open and their negative fair value of PLN 0.9 million was presented under current liabilities section of our Financial Statements.

Foreign Currency Risk

As of September 30, 2002 approximately 72% of our total financing debt was denominated in foreign currencies (Euro and U.S. dollar). The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, the 10¾% Notes, 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS License which are linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets and network equipment, which are generally denominated and/or linked to the Euro or the U.S. dollar. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these foreign currencies against the Polish Zloty.

In order to manage the volatility relating to our more significant short-term market risks (cash outflows), we entered into number of hedging transactions, including forward foreign currency exchange contracts, Non Deliverable Forward exchange currency contracts, foreign currency options and cross-currency interest rate swaps. A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve Hedge Accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Foreign Currency Obligations

The table below summarizes, as of September 30, 2002 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN4.1482 per U.S.$1.00 and PLN 4.0782 per €1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 09/30/02
Fixed interest rate (Euro)
UMTS License	-	-	-	61,173	61,173	1,468,152	1,590,498	452,638
10⅞ Notes	-	83,157	83,157	83,157	83,157	910,189	1,242,817	787,628 (2)
11¼ Notes	64,862	129,725	129,725	129,725	129,725	1,542,286	2,126,048	1,222,011 (2)
Fixed interest rate (U.S.$)
10¾ Notes	-	56,286	56,286	56,286	56,286	579,879	805,023	543,847 (2)
11¼ Notes	35,000	70,001	70,001	70,001	70,001	832,233	1,147,237	659,281 (2)
Headquarters Lease (1)	8,119	33,450	34,453	35,487	36,552	311,934	459,995	239,273

Total	107,981	372,619	373,622	435,829	436,894	5,644,673	7,371,618	3,904,678

(1)

Includes index swaps embedded in the lease contract.

(2)

Includes principal and interest accrued as of September 30, 2002.

Hedging Transactions

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10⅞% Notes and the Euro portion of the 11¼% Notes and 50% of the coupon payments on the 10¾% Notes and the U.S. dollar portion of 11¼% Notes.

As of September 30, 2002, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 77.5 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and, as the transactions were measured to be fully effective, we presented the negative fair value in the amount of PLN 46.2 million (net of deferred tax effect) as other reserve capital in equity. Additionally, PLN 11.8 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

At September 30, 2002 26 of forward transactions for the notional amount of  €60 million  were open as a result of Hedging strategy for 2001. Additionally, in September 2002 we entered into 52 new forward transactions for the total amount of  €120 million in order to hedge handset purchases in 2003.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions and these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open transactions as of September 30, 2002, amounted to a  PLN 0.9 million and they were presented under short and long term investments in our Financial Statements.

The table below provides information about foreign currency derivative instruments as of September 30, 2002.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 09/30/02
Foreign currency forward contracts
Buy Euro/sell PLN(1)	(1,476)	(12,590)	-	-	-	-	(14,066)	911
Total	(1,476)	(12,590)	-	-	-	-	(14,066)	911
Cross currency interest rate swaps
Receive fixed EUR, pay fixed PLN(1)	(7,452)	(19,400)	(19,854)	(19,430)	(20,110)	(18,586)	(104,832)	(30,300)
Receive fixed USD, pay fixed PLN(1)	(4,643)	(20,592)	(20,957)	(20,687)	(9,346)	(9,430)	(85,655)	(47,185)
Total	(12,095)	(39,992)	(40,811)	(40,117)	(29,456)	(28,016)	(190,487)	(77,485)

 (1) Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

Other risk reduction activities

To reduce the level of foreign currency exposure resulting from the Notes, we refinanced approximately 50% of the original nominal amount of 10¾% U.S.$ Notes, 5.75% of the original nominal amount of 11¼% Notes (Euro tranche) and 6.25% of the original nominal amount of 10⅞% Notes. The refinancing of Notes was financed with funds from PLN tranches of Bank Credit Facilities and from operating cash flow.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

As of September 30, 2002, we recognized the fair value of options of PLN 110.8 million and presented them as long-term financial assets in the balance sheet.

Part II. Other Information

Item 1. Legal proceedings

On November 30, 2001, the President of URT issued a decision, which lowered mobile to fixed interconnection rates by approximately 67.0%. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by URT as insufficiently detailed. Other claims by TPSA, in particular challenging URT’s jurisdiction to issue the decision, have been turned down. We understand that URTiP is now obliged to issue a new decision in respect to our original complaint against TPSA. We strongly believe that URTiP will deliver a substantively unchanged decision in our favor.

We intend to appeal to the Supreme Court for cancellation of Anti-monopoly Court’s decision. We are of the opinion that convergence of interconnection rates in Poland with the rates observed in more advanced European markets is inevitable and is a condition for establishing a fair competitive environment on the Polish telecommunications market. The URT decision of November 2001 was a proper step in this direction as it moved mobile-to-fixed interconnection rates to a level not far above European benchmarks.

Based on URT decision we have been calculating interconnection expenses, which for the period from the issuance of the decision till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. At the moment the result of the possible appeal to the Supreme Court or any new decision taken by URTiP is unknown. We have recorded provisions for the expenses in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million based upon the decision of Anti-monopoly Court.

A similar appeal by TPSA, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network, has been recently investigated by the Antimonopoly Court. The Court repealed TPSA’s claim on October 23, 2002 and upheld URT’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to local fixed to mobile interconnection rate. Until end of the third quarter of 2002 revenues of PLN 128.4 million have been recognized from this source. Management believes that the possibility of TPSA winning any such appeal to be remote.

Item 2. Material contracts

None

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KRS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet - related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network. This network was launched six months later in August 1996 and services were offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band. We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license, which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the launch date to January 1, 2005. On April 24, 2002, the President of URTiP announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007).

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

Recent Development of the Company

On March 4, 2002 we entered into overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002.

In late March 2002, BRE Bank, a leading Polish bank, announced that it was entering into a joint venture with the Dutch-based joint venture firm Eastbridge in order to acquire 49% of the shares of Elektrim Telekomunikacja that Elektrim currently owns. This announcement further stated that BRE Bank would look to consolidate its stake with the stake announced to be purchased by the consortium led by Citigroup Investments  with a view to selling Elektrim Telekomunikacja to a third party. No further announcements have been made.

During 2001, we signed two credit agreements totaling €700.0 million with a Bank Consortium lead by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, we renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly. Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by a random selection (by-a-lot redemption).

On April 24, 2002, the President of URTiP announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007).

In the beginning of August 2002, the President of URTiP decided to start investigation to asses whether the three Polish mobile operators shall be deemed “significant market” player or not. There are few criteria which must be met by the operator to be named significant market player. The significant market players will have to bear further obligations.

On July 5, 2002, Standard & Poor’s affirmed its long-term double-'B' corporate credit ratings on us, following a review of the Company. The outlook is stable.

Starting from July 1, 2002, we are offering a new tariff plan for pre-paid subscribers. This launch of new tariff plan aims to further increase the attractiveness of PTC’ pre-paid offer and follows the changes introduced in May 2002 (SMS focused tariff plan). The new tariff plan “Together” is for those where most calls are within the Era network (cheap intranetwork calls and SMSs).

Starting from October 21, 2002, we introduced its new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (with monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. The new set of monthly fee and bundled minute options is tailored more to higher ARPU customers. These new post-paid tariffs are expected to reduce post-paid ARPU over coming quarters but also support usage levels due to elasticity effects. Improving our price positions and introducing pricing innovations to the market is intended to support our market share leadership in the post-paid market. These are the first major price reductions on post-paid since November 2000. Increasing traffic volumes over period have produced economies of scale. That allows us to pass on cost savings to our customers without significant margin erosion.

During the third quarter of 2002 we introduced several new products for our customers. GPRS roaming, pre-paid roaming and Multimedia Messaging Services (MMS) being the most attractive for both prepaid and postpaid customers. MMSs enables PTC’s customers to send files containing text, graphics, photos, sound or video. MMS price is based on the size of the file (PLN 2.0 for files up to 30kB and PLN 4.0 for files up to 100kB).

Following the amendments to the Bank Credit Facilities agreements announced in June 2002, we decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by random selection.

During the third quarter of 2002, we repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11%¼ Notes issued in November 1999.

We have also applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The delisting will apply only to the principal amount of Notes repurchased. The amounts of EUR 187.5 million of the 10⅞% Notes and EUR 282.75 million of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

We have been first in Poland and one of the first in Europe to demonstrate a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture shows future capabilities of UMTS technology – capabilities that would enable new forms of communication in the near future.

On November 30, 2001, the President of URT issued a decision, which lowered mobile to fixed interconnection rates by approximately 67.0%. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by URT as insufficiently detailed. Other claims by TPSA, in particular challenging URT’s jurisdiction to issue the decision, have been turned down. We understand that URTiP is now obliged to issue a new decision in respect to PTC’s original complaint against TPSA. We strongly believe that URTiP will deliver a substantively unchanged decision in our favor.

We intend to appeal to the Supreme Court for cancellation of the Anti-monopoly Court’s decision. We are of the opinion that convergence of interconnection rates in Poland with the rates observed in more advanced European markets is inevitable and is a condition for establishing a fair competitive environment on the Polish telecommunications market. We believe the URT decision of November 2001 was a proper step in this direction as it moved mobile-to-fixed interconnection rates to a level not far above European benchmarks.

A similar appeal by TPSA, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network, has been recently investigated by the Antimonopoly Court. The Court repealed TPSA’s claim on October 23, 2002 and upheld URT’s decision from May 28, 2001, which forced TPSA to pay us a fee equal to local fixed to mobile interconnection rate. Management believes the possibility of TPSA winning any such appeal to be remote.

We were awarded the first place in non-public companies’ category in the final of IV edition of “The best financial report of public and non-public companies in 2001” competition organized by The Foundation for the Development of Accountancy in Poland.

We were awarded in the Polish Quality Award competition, winning a distinction of the first degree. The Polish Quality Award is a unique distinction, which an organization can receive for implementing Total Quality Management (TQM) philosophy. The Polish Quality Award is the most prestigious award in Poland promoting modern management methods.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

November 13, 2002

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